Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

Message from Derek Pannell to Employees

May 16, 2006

To all employees,

On Saturday evening, we announced that Inco Limited had revised its bid to acquire Falconbridge, increasing the offer by Cdn$5 per share.

This is significant because:

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  First, it emphasizes the strong belief of both Inco and Falconbridge that the combination of our companies creates significant value. As a combined company, the new Inco will have a powerful position in metals with the best outlook, we will have outstanding growth prospects, outstanding synergies that are unique to the combination of our two companies, and we will have the size and financial strength to build our success in a globally competitive business.

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  Second, the new offer recognizes the strong performance of Falconbridge's operations since the original offer was received last October. Due to high prices for our metals and the abilities of Falconbridge people to deliver solid operating performance, Falconbridge has generated strong cash flows and delivered excellent results. Inco's revised offer reflects this performance.

Falconbridge's Board of Directors and management remain committed to the Inco offer. We believe it presents excellent value in both the short- and long-term.

Our timeline for completing this deal has not changed with this revised offer. Inco and Falconbridge continue to work with the U.S. Department of Justice and the European Commission in connection with their respective reviews. We expect the regulatory review process to be completed by late-June or early-July. Following regulatory approvals, Falconbridge shareholders would be asked to tender their shares.

In the meantime, we ask that you continue to operate in a "business as usual" manner, with emphasis on working safely and meeting business plans.

Thank you for your continued efforts. We will keep you up-to-date as the process evolves.

Sincerely,

Derek Pannell

Q&A

Has Inco rejected Teck Cominco's offer to acquire Inco?
Scott Hand, Inco's CEO and Chair, has indicated that Inco's Board of Directors has reviewed the strategic alternatives available to Inco, and that Inco remains firmly committed to the combination of Inco and Falconbridge.

Is there a chance there will be a three-way merger of Falconbridge, Inco and Teck Cominco?
There has been speculation in some newspapers about this, as well as a variety of other scenarios. I would urge you not to spend too much time following this type of speculation; we are better off dealing with what we know — which is the offer from Inco that will create significant value for our company and position us extremely well for the future.

Will Inco's new higher offer price make it more difficult for another company to bid for Falconbridge?
It is impossible to say what any other company might, or might not, do. We have an excellent offer from Inco and we are focusing our efforts on completing the combination of Inco and Falconbridge. It's the right deal with the right company.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.